                                                            OMB APPROVAL
                                                    OMB NUMBER:       3235-0145
                                                    EXPIRES:    AUGUST 31, 1991
                                                    ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE... 14.90

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 9)*


                            Compuware Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 205638-10-9
--------------------------------------------------------------------------------
                                (CUSIP Number)


 Peter Karmanos, Jr., 31440 Northwestern Highway, Farmington Hills, MI 48334
                                (810) 737-7300
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                              September 30, 1996
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   2   OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Peter Karmanos, Jr., individually and as Trustee of the Peter Karmanos, Jr. Revocable Living Trust U/A/D June 17, 1975
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            6,847,364
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,656,173
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,847,364
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN, 00 (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   3   OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Peter Karmanos, Jr. Stock Limited Partnership
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,185,302
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,185,302
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   4   OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Thomas Thewes, individually and as Trustee of the Thomas Thewes Revocable Living Trust U/A/D August 8, 1974
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,222,135
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,222,135
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN, 00 (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   5   OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       T. Thewes 1995 Trust U/A 3/29/95
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        595,840
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       595,840
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       00 (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   6   OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Michael J. Lobsinger, individually and as Trustee of the Michael J. Lobsinger Revocable Living Trust U/T/D April 24, 1986
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        124,310
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       124,310
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN, 00 (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   7   OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Walter James Prowse, III, individually and as Trustee of the Walter
       James Prowse III Revocable Living Trust U/T/D December 10, 1985
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        587,230
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       587,230
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN, 00 (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   8   OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Joseph A. Nathan
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        322,682
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       322,682
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   9   OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Allen B. Cutting Living Trust U/A/D August 3, 1978, by Joan L. Cutting and Comerica Bank-Detroit, as trustees
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        285,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       285,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       00 (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   10  OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Joan L. Cutting Trust dated January 5, 1993, by Joan L. Cutting, as trustee
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        436,984
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       436,984
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       00 (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   11  OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Long Family Trust
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        7,058
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,058
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.02%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       00 (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   12  OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Long Family Charitable Remainder Unitrust
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        2,868
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,868
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.01%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       00 (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   13  OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       William D. and Kay K. Long Charitable Remainder Unitrust
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        2,500
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,500
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.01%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       00 (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   14  OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Harris Family Trust
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        32,425
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       32,425
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .08%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       00 (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                         PAGE   15  OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Harris Family Charitable Remainder Unitrust
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       00 (Trust)
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   16  OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       General Atlantic Partners II, L.P.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        386,858
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       386,858
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   17  OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.  205638-10-9                          PAGE   18  OF   33    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       GAP - Amsterdam Partners, L.P.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value per share (the "Common Stock"), of Compuware Corporation, a Michigan corporation (the "Company"). The principal executive address of the Company is 31440 Northwestern Highway, Farmington Hills, Michigan 48334.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are as follows:

         Peter Karmanos, Jr., individually and as Trustee of the Peter Karmanos, Jr. Revocable Living Trust U/A/D dated June 17, 1975 (the "Karmanos Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Karmanos' present principal occupation is the Chairman of the Board and Chief Executive Officer of the Company. Mr. Karmanos is a citizen of the United States of America.

         Peter Karmanos, Jr. Stock Limited Partnership dated February 7, 1996 (the "Karmanos Partnership"), whose business address is 31440 Northwestern
Highway, Farmington Hills, Michigan 48334.   The Karmanos Partnership was
established to hold certain assets for the benefit of Mr. Karmanos' family.

         Thomas Thewes, individually and as Trustee of the Thomas Thewes Revocable Living Trust U/A/D dated August 8, 1974 (the "Thewes Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Thewes is a Director of the Company. Mr. Thewes is a citizen of the United States of America.

         The T. Thewes 1995 Trust U/A 3/29/95 (the "Thewes 1995 Trust"), whose residence address is c/o Denison Maxwell, James E. Mulvoy, Trustee, 1750 S. Telegraph Road, #301, Bloomfield Hills, Michigan 48302-0179. The Thewes 1995 Trust was established to hold certain assets for the benefit of members of the Thewes family. The Thewes 1995 Trust is organized in Michigan.

         Michael J. Lobsinger, individually and as Trustee of the Michael J. Lobsinger Revocable Living Trust U/T/D dated April 24, 1986 (the "Lobsinger Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Lobsinger resigned as a Director of the Company on January 10, 1996. Mr. Lobsinger continues to be a member of the group. Mr. Lobsinger is a citizen of the United States of America.

         Walter James Prowse III, individually and as Trustee of the Walter James Prowse III Revocable Living Trust U/T/D dated December 10, 1985 (the "Prowse Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Prowse's present principal occupation is Senior Vice President of the Company. Mr. Prowse is a citizen of the United States of America.

         Joseph A. Nathan, whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Nathan's present principal occupation is President and Chief Operating Officer of the Company. Mr. Nathan is a citizen of the United States of America.

         The Allen B. Cutting Living Trust U/A/D dated August 3, 1978 (the "Cutting Trust"), by Joan L. Cutting and Comerica Bank-Detroit, as trustees. The Cutting Trust's business address is Comerica Bank-Detroit, 500 Woodward Avenue, Detroit, Michigan 48275. The Cutting Trust was established by Allen B. Cutting to hold certain assets for the benefit of his wife, Joan Cutting. The Cutting Trust is organized in Michigan.


         The Joan L. Cutting Trust dated January 5, 1993 (the "J. Cutting Trust") by Joan L. Cutting, as trustee. The J. Cutting Trust's business address is Comerica Bank-Detroit, 500 Woodward Avenue, Detroit, Michigan 48275. The J. Cutting Trust was estabished to hold certain assets for the benefit of trustee, Joan Cutting. The J. Cutting Trust is organized in Michigan.

         The Long Family Trust (the "Long Family Trust"), whose residence address is 2188 Slaughterhouse Creek Road, Glenbrook, Nevada 89413. The Long Family Trust was established to hold certain assets for the benefit of members of the Long family. The Long Family Trust is organized in California.

         The Long Family Charitable Remainder Unitrust (the "Long Unitrust"), whose residence address is c/o The New Horizons Foundation, Inc., Pamela Oppliger, Administrator, 3820 North 30th Street, Colorado Springs, Colorado 80934. The Long Unitrust was established to hold certain assets for general charitable purposes. The Long Unitrust is organized in California.

         The William D. and Kay K. Long Charitable Remainder Unitrust (the "W. and K. Long Unitrust"), whose residence address is 2188 Slaughterhouse Creek Road, Glenbrook, Nevada 89413. The W. and K. Long Unitrust was established to hold certain assets for the benefit of members of the Long family. The W. and
K. Long Unitrust is organized in California.

         The Edward F. Harris and Sandra E. Harris Trust Agreement dated June 19, 1991, by Edward F. Harris and Sandra E. Harris, or their successors, as trustees, has been renamed the Harris Family Trust (the "Harris Family Trust"). The Harris Family Trust's residence address is 2030 Pray Meadow Road,
Glenbrook, Nevada 89413.   The Harris Family Trust was established to hold
certain assets for the benefit of certain members of the Harris family. The Harris Family Trust is organized in California.

         The Harris Family Charitable Remainder Unitrust dated October 19, 1993 (the "Harris Unitrust"), whose residence address is c/o Moritz & Associates, Inc., V. William Moritz, Administrator, 4570 Hilton Parkway, Suite 103, Colorado Springs, Colorado. The Harris Unitrust was established for general charitable purposes. The Harris Unitrust is organized in California.

         General Atlantic Partners II, L.P. ("GAP II"), whose business address
is Three Pickwick Plaza, Greenwich, CT  06830.   GAP II is engaged in
acquiring, holding and disposing of interests in various companies for investment purposes. GAP II is organized in Delaware. The general partner of GAP II is General Atlantic Partners, LLC ("GAP LLC"), a Delaware limited liability company whose business address is Three Pickwick Plaza, Greenwich, CT 06830. The managing members of GAP LLC are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds,
J. Michael Cline, William O. Grabe and William E. Ford.

         GAP-Compuware Partners, L.P. ("GAP-Compuware") and GAP-Amsterdam Partners, L.P. ("GAP-Amsterdam") whose business address is 125 East 56th Street, New York, New York 10022. GAP-Compuware and GAP-Amsterdam are engaged in acquiring, holding and disposing of interests in various companies for investment purposes. GAP-Compuware and GAP-Amsterdam are organized in Delaware. The general partner of GAP-Compuware and GAP-Amsterdam is Stephen P. Reynolds.

         The Thewes Charitable Remainder Annuity Trust U/A dated August 10, 1994 is no longer a member of the group.

         None of the members of the group has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      This Amendment No. 9 is being filed as a result of transactions, including both acquisitions and dispositions, of the Company's Common Stock, as described in Item 5(c). The acquisition of 1,000 shares of Common Stock by Mr. Nathan described in Item 5(c) was funded by personal funds in the amount of $38,875.

      Mr. Karmanos, Mr. Thewes, Mr. Lobsinger, Mr. Prowse, Mr. Nathan and the Cutting Trust acquired the shares beneficially owned by them at various times from April 1973 through November 1992 for consideration which did not exceed $1,203,252 in the aggregate and the source of which was their own personal funds. Of the shares of Common Stock beneficially owned by GAP II and GAP-Compuware, an aggregate of 5,876,371 shares of Common Stock were acquired by them on December 15, 1992 upon the conversion and redemption of 729,395 shares of the Company's Convertible Participating Preferred Stock, which shares of Convertible Participating Preferred Stock were acquired from the Company in November 1989 for the aggregate consideration of approximately $30,000,000, the source of which was their working capital (GAP II and GAP-Compuware subsequently sold an aggregate of 2,130,000 of these shares of Common Stock in the IPO). GAP II and GAP-Compuware acquired the remaining 1,411,270 shares of Common Stock beneficially owned by them in June 1990 at a price per share of $4.33, the source of which was their own working capital. The Long Family Trust, the Long Unitrust and the Harris Family Trust acquired the shares of Common Stock beneficially owned by each of them in August 1990 and January 1991 as a result of a merger of the Company and Centura Software which occurred in August 1990. The Karmanos Partnership, Thewes 1995 Trust, Harris Unitrust,
W. and K. Long Unitrust, J. Cutting Trust, and General Atlantic Partners became members of the group when shares held by original group members were transferred. GAP-Amsterdam became a member of the group when the Company acquired all of the stock of Uniface Holding, B.V., a Netherlands corporation ("Uniface"). GAP-Amsterdam's shares in Uniface were exchanged for shares in the Company pursuant to the terms of the Exchange Agreement.

ITEM 4. PURPOSE OF TRANSACTION

      The members of the group have agreed, pursuant to two separate shareholder agreements described in greater detail in Item 6 below, to grant to Peter Karmanos, Jr. the power to vote the shares of Common Stock which they own for a period of ten years beginning on the effective date of the IPO Registration Statement, which date was December 15, 1992. In the event that Mr. Karmanos shall die before the end of such ten year period, Mr. Thomas Thewes, if he survives Mr. Karmanos, shall receive the right to vote the group's shares of Common Stock for the remainder of such period. As a result of such proxies, Mr. Karmanos now controls, and Mr. Thewes may in the future control, the vote of approximately 13.1% of the issued and outstanding shares of Common Stock (15.9% assuming the exercise of all stock options exercisable within 60 days of the date hereof held by Mr. Karmanos and the other members of the group).

      Mr. Karmanos and Mr. Thewes are the founders of the Company. The other group members have worked with or for or have been shareholders of the Company for a significant period of time. As a result of such association, the group members share certain common views regarding the Company and its direction for the future. Thus, the purpose of granting such proxies to Mr. Karmanos was to enable him to exercise voting control over the affairs of the Company in order that these common views could effectively be put into place.

      As to Item 5(c), Mr. Nathan has acquired 1,000 shares of the Company's common stock since March 31, 1996 in an open market transaction. To the best of the undersigned's knowledge Mr. Nathan nor the group has any present intention, other than in the ordinary course of business, of engaging in any of the following types of activities:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, although various members of the group are free to sell in open market transactions or make gifts, should they so desire, from time to time and have indicated they may do so if they decide the time and/or market price, are in their view appropriate;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's articles of incorporation or bylaws which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)     any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Peter Karmanos, Jr., individually and as Trustee of the Karmanos Trust, beneficially owns 6,847,364 shares of Common Stock (which includes 1,266,200 shares subject to stock options held by Mr. Karmanos and members of the group exercisable within 60 days of the date of this Schedule 13D) or 15.6% of the issued and outstanding shares of Common Stock. The Karmanos Partnership beneficially owns 1,185,302 shares of Common Stock or 2.8% of the issued and outstanding shares of Common Stock. Thomas Thewes, individually and as Trustee of the Thewes Trust, beneficially owns 1,222,135 shares of Common Stock or 2.9% of the issued and outstanding shares of Common Stock. Mr. Thewes' children now contol the 127,900 shares of Common Stock which had been subject to the shareholder agreements discussed above and as to which Mr. Thewes disclaimed beneficial ownership. The Thewes 1995 Trust beneficially owns 595,840 shares of Common Stock or 1.4% of the issued and outstanding shares of Common Stock. Michael J. Lobsinger, individually and as Trustee of the Lobsinger Trust, beneficially owns 124,310 shares of Common Stock or 0.3% of the issued and outstanding shares of Common Stock. Walter James Prowse III, individually and as Trustee of the Prowse Trust, beneficially owns 587,230 shares of Common
Stock (which includes 316,200 shares subject to stock options held by Mr. Prowse exercisable within 60 days of the date of this schedule 13D) or 1.4% of the issued and outstanding shares of Common Stock. Joseph A. Nathan beneficially owns 322,682 shares of Common Stock (which includes 298,800 shares subject to stock options held by Mr. Nathan exercisable within 60 days of the date of this Schedule 13D) or 0.7% of the issued and outstanding shares of Common Stock. The Cutting Trust beneficially owns 285,000 shares of Common Stock or 0.7% of the issued and outstanding shares of Common Stock. The
J. Cutting Trust beneficially owns 436,984 shares of Common Stock or 1.0% of the issued and outstanding shares of Common Stock. The Long Family Trust beneficially owns 7,058 shares of Common Stock or 0.02% of the issued and outstanding shares of Common Stock. The Long Unitrust beneficially owns 2,868 shares of Common Stock or 0.01% of the issued and outstanding shares of Common Stock. The W. and K. Long Unitrust beneficially owns 2,500 shares of Common Stock or 0.01% of the issued and outstanding shares of Common Stock. The
Harris Family Trust beneficially owns 32,425 shares of Common Stock or .08% of the issued and outstanding shares of Common Stock. The Harris Unitrust beneficially owns no shares of Common Stock. GAP II beneficially owns 386,858 shares of Common Stock or 0.9% of the issued and outstanding shares of Common Stock. GAP LLC beneficially owns no shares of Common Stock. GAP-Amsterdam beneficially owns no shares of Common Stock. GAP-Compuware beneficially owns no shares of Common Stock. The group beneficially owns 6,847,364 shares of Common Stock in the aggregate (which includes 1,266,200 shares subject to stock options held by members of the group exercisable within 60 days of the date of this Schedule 13D) or 15.9% of the issued and outstanding shares of Common Stock.

         (b) Other than Mr. Karmanos (who has the sole power to vote all of the shares beneficially owned by him), none of the members of the group have any voting power with respect to the shares beneficially owned by them. Mr. Karmanos has the sole power to dispose of or direct the disposition of 2,841,475 shares of the Common Stock beneficially owned by him, Mr. Thewes has the sole power to dispose of or direct the disposition of 1,817,975 shares of the Common Stock beneficially owned by him (which includes 595,840 shares beneficially owned by the Thewes 1995 Trust) and Mr. Prowse has the sole power to dispose of or direct the disposition of 587,230 shares of the Common Stock beneficially owned by him. All other members of the group have the sole power to dispose of or direct the disposition of all shares beneficially owned by each of them.

         (c)  The following transfers were made by members of the group:

- On March 31, 1996 the Karmanos Trust acquired 115 shares of Common Stock through the Company's Employees' Stock Ownership Plan and 401(k) Salary Reduction Arrangement. The number of shares acquired by the Karmanos Trust on March 31, 1996 was not available when the Company filed its 13D for the period October 1, 1994 through March 31, 1996. On September 19, 1996 the Karmanos Trust disposed of by transfer to the Karmanos Partnership 1,185,302 shares of Common Stock.

- On September 19, 1996 the Karmanos Partnership acquired 1,185,302 shares of Common Stock from the Karmanos Trust.

- On June 17, 1996 the Thewes Trust disposed of by gift 1,000 shares of Common Stock. On August 31, 1996 the Thewes Trust disposed of by gift 100,000 shares of Common Stock.

- The Company's 13D filing for the period October 1, 1994 through March 31, 1996 reported that on January 10, 1996 the Thewes 1995 Trust transferred 150,000 shares of Common Stock to the Thewes Trust (for the benefit of the Thewes children). As a point of correction, the Thewes 1995 Trust did not transfer 150,000 shares of Common Stock to the Thewes Trust. The 13D filing for the same period also reported that on January 10, 1996 the Thewes Trust acquired 150,000 shares of Common Stock from the Thewes 1995 Trust. As a point of correction, the Thewes Trust did not acquire 150,000 shares (for the benefit of the Thewes children) from the Thewes 1995 Trust.

- The Company's 13D filing for the period October 1, 1994 through March 31, 1996 reported that the Thewes Trust acquired 429,440 shares of Common Stock for the period February 9, 1996 through March 15, 1996. As a point of correction, the Thewes 1995 Trust was the entity which acquired 429,440 shares of Common Stock on the dates and at the prices set forth in such filing.

- On May 14, 1996 the Lobsinger Trust sold on the open market 10,000 shares of Common Stock at $29.75 per share for an aggregate consideration of $297,500. On May 15, 1996 the Lobsinger Trust sold on the open market 10,000 shares of Common stock at $29.625 per share for an aggregate consideration of $296,250. On May 16, 1996 the Lobsinger Trust sold on the open market 10,000 shares of Common Stock
         at $30.00 per share for an aggregate consideration of $300,000.   On
         May 20, 1996 the Lobsinger Trust sold on  the open market

         5,000 shares of Common Stock at $31.00 per share for an aggregate consideration of $155,000. On May 21, 1996 the Lobsinger Trust sold on the open market 102,391 shares of Common Stock at prices between $36.00 and $37.00 per share for an aggregate consideration of $3,729,923.75. On May 28, 1996 the Lobsinger Trust disposed of by gift 3,200 shares of Common Stock. On June 19, 1996 the Lobsinger Trust disposed of by gift 502 shares of Common Stock.

- On March 31, 1996 the Prowse Trust acquired 115 shares of Common Stock through the Company's Employees' Stock Ownership Plan and 401(k) Salary Reduction Arrangement. The number of shares acquired by the Prowse Trust on March 31, 1996 was not available when the Company filed its 13D for the period October 1, 1994 through March 31, 1996.

- On March 31, 1996 Mr. Nathan acquired 115 shares of Common Stock through the Company's Employees' Stock Ownership Plan and 401(k) Salary Reduction Arrangement. The number of shares acquired by Mr. Nathan on March 31, 1996 was not available when the Company filed its 13D for the period October 1, 1994 through March 31, 1996. On May 31, 1996 Mr. Nathan acquired 1,000 shares of Common Stock on the open market at $38.875 per share.

- On July 25, 1996 the Cutting Trust sold on the open market 25,000 shares of Common Stock at a price of $39.50 per share for an aggregate consideration of $987,500. On July 26, 1996 the Cutting Trust sold on the open market 25,000 shares of Common Stock at a price of $40.1375 per share for an aggregate consideration of $1,003,437.50.

- On July 25, 1996 the J. Cutting Trust sold on the open market 25,000 shares of Common Stock at a price of $39.50 per share for an aggregate consideration of $987,500. On July 26, 1996 the J. Cutting Trust sold on the open market 25,000 shares of Common Stock at a price of $40.1375 per share for an aggregate consideration of $1,003,437.50.

- On July 5, 1996 the Harris Family Trust sold on the open market 5,000 shares of Common Stock at a price of $36.25 per share for an aggregate consideration of $181,250. On September 6, 1996 the Harris Family Trust sold on the open market 5,000 shares of Common Stock at a price of $41.75 per share for an aggregate consideration of $208,750.

- On June 10, 1996 General Atlantic Partners II, LP sold on the open market 150,000 shares of Common Stock at a price of $38.08 per share and 200,000 shares of Common Stock at a price of $38.14 per share for an aggregate consideration of $13,340,000.

         Other than the foregoing dispositions, there were no other transactions in Common Stock by any members of the group within the past 60 days.

         (d) No other person other than those listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On November 5, 1992, Peter Karmanos, Jr., individually and as Trustee of the Karmanos Trust, Thomas Thewes, individually and as Trustee of the Thewes Trust, Michael J. Lobsinger, individually and as Trustee of the Lobsinger Trust, W. James Prowse, individually and as Trustee of the Prowse Trust, Joseph
A. Nathan, the Cutting Trust, the Long Family Trust, the Long Unitrust and the Harris Family Trust entered into a shareholder agreement pursuant to which they each granted to Peter Karmanos, Jr., Chairman of the Board and Chief Executive Officer and a Director of the Company, a ten-year proxy to vote the shares of Common Stock held by them (11,753,737 shares in the aggregate, which includes 725,564 shares subject to options exercisable within 60 days of the date thereof) or acquired by them during the term of the agreement. In addition, on October 22, 1992, GAP II and GAP-Compuware entered into a shareholder agreement with Mr. Karmanos granting him a ten-year proxy to vote their shares of Common
Stock (5,149,521 shares in the aggregate).   Pursuant to both such agreements
the proxies will be exercisable by Thomas Thewes if he survives Mr. Karmanos. Shareholders under both such agreements may sell their shares at any time in bona fide open market transactions free of the proxies granted to Mr. Karmanos. Under their agreement, GAP II and GAP-Compuware have also agreed for a ten-year period not to increase their ownership of Common Stock. As a result of such shareholder agreements at the present time Peter Karmanos, Jr. has the power to vote 13.1% of the outstanding shares of Common Stock (15.6% assuming the exercise of all stock options exercisable within 60 days of the date hereof held by Mr. Karmanos and the other members of the group).

         In addition, pursuant to the agreement among the Company, Peter Karmanos, Jr., Thomas Thewes, GAP II and GAP-Compuware, in the event Peter Karmanos, Jr. dies or is declared mentally incompetent prior to October 22, 2002, then, if each of Thomas Thewes, on the one hand, and GAP II and GAP-Compuware, on the other hand, own in the aggregate 5% or more of the outstanding Common Stock of the Company, the selection of the Chief Executive Officer of the Company shall require the affirmative vote of at least 63% of the number of members of the Board of Directors. Such agreement also provides that GAP II and GAP-Compuware are entitled, for so long as they and their affiliates together shall hold in the aggregate at least five (5%) percent of the outstanding shares of Common Stock, to designate one director to the Board of Directors of the Company, and Mr. Karmanos and Mr. Thewes have agreed that they will vote their shares and the shares over which they hold proxies for the election of such director.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Compuware Corporation Shareholder Agreement, dated as of November 5, 1992, among the Company and certain of its shareholders.*

         Exhibit B - Letter Agreement, dated October 22, 1992, among the Company, Peter Karmanos, Jr., Thomas Thewes, General Atlantic Partners II, L.P. and GAP - Compuware Partners, L.P.*

*   Previously filed with the group's Schedule 13D dated December 31, 1992.

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.

Date:   Oct 28 , 1996              /s/ Peter Karmanos, Jr.
       --------                    ------------------------------------
                                   Peter Karmanos, Jr., Individually and
                                   as Trustee of the Peter Karmanos, Jr.,
                                   Revocable Living Trust U/A/D June 17, 1975

                                   PETER KARMANOS, JR.
                                   STOCK LIMITED PARTNERSHIP

                                   By: /s/ Peter Karmanos, Jr.
                                      ---------------------------------
                                          Peter Karmanos, Jr., a General
                                          Partner

                                   ------------------------------------
                                   Thomas Thewes, Individually and as Trustee of the Thomas Thewes Revocable Living Trust U/A/D August 8, 1974


                                   ------------------------------------
                                   James E. Mulvoy, Trustee of the T. Thewes
                                   1995 Trust U/A 3/29/95

                                   /s/ Walter James Prowse III
                                   ------------------------------------
                                   Walter James Prowse III, Individually and
                                   as Trustee of the Walter James Prowse III
                                   Revocable Living Trust U/T/D December 10,
                                   1985


                                   ------------------------------------
                                   Michael J. Lobsinger, Individually and as
                                   Trustee of the Michael J. Lobsinger Revocable Living Trust U/T/D April 24, 1986

                                   /s/ Joseph A. Nathan
                                   ------------------------------------
                                   Joseph A. Nathan

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:   Oct 28 , 1996
       --------               ------------------------------------
                              Peter Karmanos, Jr., Individually and as Trustee of the Peter Karmanos, Jr., Revocable
                              Living Trust U/A/D June 17, 1975

                              PETER KARMANOS, JR.
                              STOCK LIMITED PARTNERSHIP

                              By:
                                 ---------------------------------
                                     Peter Karmanos, Jr., a General
                                     Partner

                              /s/ Thomas Thewes
                              ------------------------------------
                              Thomas Thewes, Individually and as Trustee
                              of the Thomas Thewes Revocable Living Trust
                              U/A/D August 8, 1974


                              /s/ James E. Mulvoy
                              ------------------------------------
                              James E. Mulvoy, Trustee of the T. Thewes
                              1995 Trust U/A 3/29/95


                              ------------------------------------
                              Walter James Prowse III, Individually and as
                              Trustee of the Walter James Prowse III Revocable Living Trust U/T/D December 10, 1985


                              ------------------------------------
                              Michael J. Lobsinger, Individually and as Trustee of the Michael J. Lobsinger Revocable
                              Living Trust U/T/D April 24, 1986


                              ------------------------------------
                              Joseph A. Nathan

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:   Oct 28 , 1996
       --------                ------------------------------------
                               Peter Karmanos, Jr., Individually and as
                               Trustee of the Peter Karmanos, Jr., Revocable Living Trust U/A/D June 17, 1975

                               PETER KARMANOS, JR.
                               STOCK LIMITED PARTNERSHIP

                               By:
                                  ---------------------------------
                                      Peter Karmanos, Jr., a General
                                      Partner


                               ------------------------------------
                               Thomas Thewes, Individually and as Trustee of the Thomas Thewes Revocable Living Trust U/A/D August 8, 1974



                               ------------------------------------
                               James E. Mulvoy, Trustee of the T. Thewes
                               1995 Trust U/A 3/29/95



                               ------------------------------------
                               Walter James Prowse III, Individually and as
                               Trustee of the Walter James Prowse III
                               Revocable Living Trust U/T/D December 10, 1985


                               /s/ Michael J. Lobsinger
                               ------------------------------------
                               Michael J. Lobsinger, Individually and as
                               Trustee of the Michael J. Lobsinger Revocable Living Trust U/T/D April 24, 1986



                               ------------------------------------
                               Joseph A. Nathan

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:   Oct 28 , 1996
       --------
                              /s/ Douglas Bajor, Vice President
                              ------------------------------------
                              Comerica Bank-Detroit, Trustee of the Allen B. Cutting Living Trust U/A/D August 3, 1978

                              /s/ Joan L. Cutting, Trustee
                              ------------------------------------
                              Joan L. Cutting, Trustee of the Allen B.
                              Cutting Living Trust U/A/D August 3, 1978

                              Joan L. Cutting, Trust

                              By: /s/ Joan L. Cutting
                                 ---------------------------------
                                  Its:  Trustee

                              LONG FAMILY TRUST

                              By
                                ----------------------------------
                                 Its:  Trustee

                              LONG FAMILY CHARITABLE REMAINDER
                              UNITRUST

                              By:
                                 ---------------------------------
                                  Its: Trustee

                              WILLIAM D. AND KAY K. LONG CHARITABLE REMAINDER UNITRUST

                              By:
                                 ---------------------------------
                                  Its:  Trustee

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:   Oct 28 , 1996
       --------

                               ------------------------------------
                               Comerica Bank-Detroit, Trustee of the Allen B. Cutting Living Trust U/A/D August 3, 1978


                               ------------------------------------
                               Joan L. Cutting, Trustee of the Allen B. Cutting Living Trust U/A/D August 3, 1978

                               Joan L. Cutting, Trust

                               By:
                                   --------------------------------
                                   Its:  Trustee

                               LONG FAMILY TRUST

                               By /s/ William D. Long
                                  ---------------------------------
                                  Its:  Trustee

                               LONG FAMILY CHARITABLE REMAINDER
                               UNITRUST

                               By: /s/ William D. Long
                                  ---------------------------------
                                   Its: Trustee

                               WILLIAM D. AND KAY K. LONG CHARITABLE REMAINDER UNITRUST

                               By: /s/ William D. Long
                                  ------------------------------------
                                   Its:  Trustee

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:   Oct 28 , 1996          /s/ Edward F. Harris and Sandra E. Harris
       --------                -----------------------------------------
                               Edward F. Harris and Sandra E. Harris, or their
                               successors, as Trustees under the Edward F.
                               Harris and Sandra E. Harris Trust Agreement
                               dated June 19, 1991

                               HARRIS FAMILY CHARITABLE REMAINDER UNITRUST

                               By: /s/ Edward F. Harris
                                  ---------------------------------
                                      Its:  Trustee

                               GENERAL ATLANTIC PARTNERS II, L.P.


                               ------------------------------------
                               By:  General Atlantic Partners, LLC
                                       Its: General Partner

                               By:
                                  ---------------------------------
                                       J. Michael Cline
                                       Its:  Managing Member

                               GENERAL ATLANTIC PARTNERS, LLC

                               By:
                                  ---------------------------------
                                       J. Michael Cline
                                      Its:  Managing Member

                                GAP - AMSTERDAM PARTNERS, L.P.

                               By:
                                  ---------------------------------
                                      J. Michael Cline
                                      Its:  General Partner

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:   Oct 28 , 1996
       --------
                             ------------------------------------
                             Edward F. Harris and Sandra E. Harris, or their successors, as Trustees under the Edward
                             F. Harris and Sandra E. Harris Trust Agreement dated June 19, 1991

                             HARRIS FAMILY CHARITABLE REMAINDER UNITRUST

                             By:
                                ---------------------------------
                                    Its:  Trustee

                             GENERAL ATLANTIC PARTNERS II, L.P.


                             ------------------------------------
                             By:  General Atlantic Partners, LLC
                                     Its: General Partner

                             By: /s/ J. Michael Cline
                                ---------------------------------
                                     J. Michael Cline
                                     Its:  Managing Member

                             GENERAL ATLANTIC PARTNERS, LLC

                             By: /s/ J. Michael Cline
                                ---------------------------------
                                     J. Michael Cline
                                    Its:  Managing Member

                              GAP - AMSTERDAM PARTNERS, L.P.

                             By:   /s/ J. Michael Cline
                                ---------------------------------
                                    J. Michael Cline
                                    Its:  General Partner